UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.
(Name of Registrant)

5 Hamelacha St, Netanya 4250540, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

TAT Technologies Ltd.

6-K Items

1.          Press Release dated January 20, 2026, re: TAT Technologies Ltd. Announcement of a new contract

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: January 20, 2026

FOR IMMEDIATE RELEASE

TAT Technologies Secures Three-Year, $14 Million Landing Gear MRO
Contract with U.S. Commercial Airline

Agreement supports scheduled E170/5 landing gear overhaul activity;
Includes an option to extend the agreement to a total contract value of up to $19 million

Netania, Israel, January 20, 2026 – TAT Technologies Ltd. (NASDAQ: TATT, TASE: TAT Tech), a leading supplier of products and services for the commercial and military aviation industries and the ground defense industries, today announced that it has signed a contract with a U.S. based commercial airline to provide landing gear MRO services for the airline's fleet of Embraer E-170/5 aircraft.

The three-year contract is valued at approximately $14 million and includes an option to extend the contract for an additional year, which would increase the total contract value to approximately $19 million. The work will be performed at TAT’s landing gear MRO facility in Greensboro, North Carolina. The agreement is consistent with the level of landing gear MRO order activity the Company expected to support in its operating plans and reflects the long-term scheduled overhaul cycle for the E-170/5 fleet. As the fleet enters the early stages of this cycle, maintenance requirements typically increase in a measured way over time, consistent with normal overhaul patterns.

Igal Zamir, CEO of TAT, commented, "We have been planning for a steady level of landing gear MRO activity as the E-170/5 fleet maintenance cycle enters its early stages, and this agreement supports those operating plans.  We have expanded capabilities at our Greensboro facility to support this work and are well-positioned to meet the airline’s maintenance requirements. Our experience with Embraer regional aircraft, in-house technical resources, and long-standing relationship with the customer were important factors in the airline’s selection."

About TAT Technologies LTD

TAT Technologies Ltd. (NASDAQ: TATT, TASE: TAT Tech) is a leading provider of services and products to the commercial and military aerospace and ground defense industries, providing OEM heat transfer solutions and aviation accessories, MRO services for aviation components, including heat transfer solutions, overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps and MRO services on landing gears and other aircraft components. TAT's Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers, and the military. For more information, please visit www.tat-technologies.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding the value and duration of the contract, our market position, and our ability to execute on the contract. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

Contact:
Eran Yunger
Director of IR
Tel: +1-980-451-1115
erany@tat-technologies.com